UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta launches new biological seed treatment”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Leandro Conti Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Bastien Musy Switzerland +41 61 323 1910 USA +1 202 737 6520

Basel, Switzerland, May 12, 2016

Syngenta launches new biological seed treatment

•	EPIVIO™ adds cold, drought and nutrient management to Seedcare portfolio

•	Stronger seedling development through improved soil productivity

•	First sales in 2016 for soybean in Brazil followed by corn in China

Syngenta today announced the launch of the EPIVIO™ brand family, a range of new biostimulants which address abiotic stresses through seed treatment. Over the last five years Syngenta has developed abiotic stress management testing capabilities to simulate drought, heat, cold and nutrient stresses. Seed treatment products resulting from this R&D platform are now commercialized under the EPIVIOTM brand in combination with other Seedcare products to improve plant growth while addressing difficult-to-control pathogens, insects and nematodes.

EPIVIO™ products stimulate seedling development by providing micronutrients and biostimulant compounds to the plant and by activating soil microflora. The resulting natural symbiotic cycle leads to stress tolerant plants. Extensive field trials in Latin America have demonstrated yield benefits averaging 5% to soybean growers under a broad range of conditions.

Ioana Tudor, Syngenta Global Head of Seedcare, said “Syngenta has always been at the forefront in delivering innovation through seed applied fungicides, insecticides and nematicides – as well as through our focus on root health. We see soil productivity as a major new opportunity to make crops more efficient, stress tolerant and higher yielding”

First sales of EPIVIO™ will take place this year in Brazil for soybean and in China for corn. EPIVIO™ will then be rapidly expanded to additional crops and geographies.

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90

Syngenta – May 12, 2016 / Page 1 of 2

countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – May 12, 2016 / Page 2 of 2

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	May 12, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services & Group Administration